Exhibit 99.1

COMPANY STATEMENT	For analyst and media enquiries please
18 June 2008	call Russell Chenu on: (02) 8274 5239
James Hardie anticipates further ATO action
in respect of the 2002 tax audit
James Hardie has previously disclosed that the Australian Taxation Office (ATO) is conducting an audit of certain Australian income tax returns lodged by the group for the year ended 31 March 2002 (2002 tax audit). James Hardie’s tax contingencies are disclosed in the Company’s annual Form 20-F, annual report and quarterly results statements.
The Company has been in confidential discussions with the ATO concerning finalisation of the 2002 tax audit. The ATO has now advised that it has commenced proceedings in the Federal Court of Australia seeking the reinstatement of James Hardie Australia Finance Pty Limited (JHAF). JHAF is a former subsidiary of the Company that was deregistered on 23 August 2005 following a member’s voluntary winding up. The Company understands that the reinstatement of JHAF is a necessary pre-requisite to the ATO issuing an amended assessment in respect of one of the issues that has been the focus of the ATO’s enquiries during the 2002 tax audit, and that the ATO is taking that step notwithstanding the continuation of settlement discussions.
The Company’s Chief Financial Officer, Russell Chenu, said “We understand that the ATO is taking this action as a preliminary step to issuing an amended assessment in respect of at least one of the matters on which the ATO’s views as to the tax payable differs from the position taken in the tax return.”
The Company understands that it is the view of the ATO that the primary tax due in respect of JHAF is A$101.5 million. Any assessment could also be expected to include penalties estimated at A$50.8 million and general interest charges estimated at A$88 million.
Any reinstatement of JHAF would be likely to involve the appointment of a new liquidator, who would need to determine, among other things, whether and to what extent JHAF was able to put itself in a position to meet any ultimate tax liability assessed in respect of it.
The Company is considering its position with respect to the ATO proceedings, the merits of the ATO’s tax claim and its position with respect to any obligations of JHAF to the ATO given its prior winding up.
Mr Chenu said that, in the event that the Company is found to have, or otherwise accepts, any liability for tax assessed solely against JHAF or is required to make payments on account of that tax while in dispute, the Company expects to have available cash and existing unutilised debt facilities to meet any payment obligations. The accounting treatment of any assessments or other payments would be the subject of further consideration once the Company has further information.
A further announcement will be made by James Hardie upon determination of the ATO reinstatement proceedings, receipt of any amended assessment from the ATO and/or any resolution of the matters in dispute with the ATO.
Ends

Media/Analyst Enquiries:
Russell Chenu
Chief Financial Officer

Telephone:	+61 2 8274 5239
Email:	media@jameshardie.com.au
Facsimile:	+61 2 8274 5218
Disclaimer
This company statement contains forward-looking statements. We may from time to time make forward-looking statements in our periodic reports filed with or furnished to the United States Securities and Exchange Commission on Forms 20-F and 6-K, in our annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by our officers, directors or employees to analysts, institutional investors, lenders and potential lenders, representatives of the media and others. Examples of forward-looking statements include:
•	expectations about the timing and amount of payments to the Asbestos Injuries Compensation Fund (AICF), a special purpose fund for the compensation of proven asbestos-related personal injury and death claims;
•	expectations concerning the costs associated with the suspension of operations at our Blandon, Pennsylvania and Plant City, Florida plants;
•	statements as to the possible consequences of proceedings brought against us and certain of our former directors and officers by the Australian Securities and Investments Commission;

•	statements regarding tax liabilities and related proceedings;

•	expectations that our credit facilities will be extended or renewed;

•	projections of our operating results or financial condition;

•	statements regarding our plans, objectives or goals, including those relating to competition, acquisitions, dispositions and our products;

•	statements about our future performance; and

•	statements about product or environmental liabilities.
Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should,” “aim” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.
Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, some of which are discussed under “Risk Factors” beginning on page 6 of our Form 20-F filed on 6 July 2007 with the Securities and Exchange Commission, include but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries; required contributions to the AICF and the effect of foreign exchange on the amount recorded in our financial statements as an asbestos liability; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which we operate; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; the success of our research and development efforts; our reliance on a small number of product customers; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; foreign exchange risks; and the effect of natural disasters. We caution you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made and we undertake no duty to update or revise any such statements.

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